UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

27 August 2008

Telecom Corporation of New Zealand Limited ———————————————————————————————————
(Translation of registrant’s name into English)

New Zealand ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Level 8, North Tower Telecom House 68 Jervois Quay Wellington New Zealand
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Media Release
28 August, 2008

TELECOM NZ BOARD CHANGES

Telecom New Zealand today announced the appointment of Kevin Roberts to the
Telecom New Zealand board to replace board director Patsy Reddy, who is retiring at this year’s Annual Meeting after ten years of service.

“Kevin Roberts is one of the world’s most innovative and influential thinkers about corporate branding, marketing and customer satisfaction,” said chairman
Wayne Boyd.

Mr Roberts, a New Zealand citizen, is currently worldwide head of advertising agency Saatchi and Saatchi. Former roles include that of chief operating officer at brewing company Lion Nathan, based in Auckland. In recognition of his contribution to business management, Mr Roberts was awarded an honorary doctorate by the University of Waikato in 1998.

“I am delighted Kevin has accepted this opportunity to join Telecom’s board at such an important time in the company’s history.

“Kevin is passionate about ideas, about innovation, about good corporate practice, and about the progress of New Zealand,” said Mr Boyd.

“This is an exciting appointment for me,” said Mr Roberts.

“Telecom is one of New Zealand’s most important companies, and its transformation story is a compelling one. It will be a privilege to contribute to the company’s governance,” he said.

Wayne Boyd thanked Patsy Reddy for her ten years of service to the Telecom board at a time when the company went through profound change.

“As chair of the board’s human resource and compensation committee Patsy played an important role in providing continuity and experience through a period of significant challenge while bringing new talent onto our executive team, to help drive our transformation.”

Mr Boyd said Kevin Roberts’ appointment adds essential marketing, branding and customer satisfaction expertise to a board that already has highly developed financial, telco, legal, regulatory and general business expertise.

“The appointment of Mr Roberts follows an intensive and rigorous search process over the last three months, during which Telecom received independent, external advice.

“It’s important our board attracts and retains people with a mix of skills appropriate to a company in transformation. That’s why a formal process exists to identify and appoint directors to the board, as part of the board’s long-term succession plan.
“This formal process has resulted in four directors joining the board over the last two years and the board expects further changes will occur over the next twelve to twenty-four months.
“The board’s process balances the introduction of new skills to the board while maintaining sufficient continuity, and ensures that shareholders are given the opportunity to appoint the most appropriately qualified and experienced candidates to the board,” Mr Boyd said.
At the company’s annual general meeting in Wellington on 2 October 2008, shareholders will be asked to re-elect Mr Roberts to the board of Telecom New
Zealand.

Contact:

Mark Watts
Head of external media
Telecom New Zealand
0272 504 018

or

Ian Bonnar
Media relations manager
027 215 7564

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 28 August 2008	By:	Craig Mulholland
	Name:	Craig Mulholland
	Title:	Group Company Secretary